UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F	X	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes	No	X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes	No	X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-____)

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated December 2, 2008, entitled “Mirics and Spreadtrum Announce Strategic Partnership to Deliver Innovative CMMB Solutions for PCTV Applications.”

Exhibit 99.2:

Press Release, dated December 22, 2008, entitled “Spreadtrum and Rahotech Jointly Announce the World’s First TD-SCDMA/GSM Dual Mode Wireless Communication Module with Support for Video Phone Function.”

Exhibit 99.3:	Press Release, dated December 26, 2008, entitled “Spreadtrum Communications, Inc. Provides Fourth Quarter 2008 Business Update.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Ping Wu
Name: Ping Wu
Title: Chief Executive Officer

Date:  December 30, 2008

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Press Release, dated December 2, 2008, entitled “Mirics and Spreadtrum Announce Strategic Partnership to Deliver Innovative CMMB Solutions for PCTV Applications.”

Exhibit 99.2:

Press Release, dated December 22, 2008, entitled “Spreadtrum and Rahotech Jointly Announce the World’s First TD-SCDMA/GSM Dual Mode Wireless Communication Module with Support for Video Phone Function.”

Exhibit 99.3:	Press Release, dated December 26, 2008, entitled “Spreadtrum Communications, Inc. Provides Fourth Quarter 2008 Business Update.”